UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)

BROOKS AUTOMATION, INC. (BRKS)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

114340102
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box Ô.

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 487,490 common shares (0.8%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487,490
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 487,490; for all reporting persons as a group, 3,106,261 shares (4.8%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.8%; for all reporting persons as a group, 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,949,620 common shares (3.0%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,949,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,949,620; for all reporting persons as a group, 3,106,261 shares (4.8%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 3.0%; for all reporting persons as a group, 4.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The D3 Family Canadian Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 211,310 common shares (0.3%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 211,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 211,310 shares; for all reporting persons as a group, 3,106,261 shares (4.8%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.3%; for all reporting persons as a group, 4.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c)☒ (d)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 457,841 common shares (0.7%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 457,841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 457,841; for all reporting persons as a group, 3,106,261 shares (4.8%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.7%; for all reporting persons as a group, 4.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,106,261 common shares (4.8%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,106,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 3,106,261; for all reporting persons as a group, 3,106,261 shares (4.8%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 4.8%; for all reporting persons as a group, 4.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 457,841 common shares (0.7%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 457,841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 457,841; for all reporting persons as a group, 3,106,261 shares (4.8%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.7%; for all reporting persons as a group, 4.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c)☒ (d)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,106,261 common shares (4.8%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,106,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 3,106,261; for all reporting persons as a group, 3,106,261 shares (4.8%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 4.8%; for all reporting persons as a group, 4.8%
14	TYPE OF REPORTING PERSON IN

This Amendment No.12 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Brooks Automation, Inc. (“BRKS” or the “Company”) previously filed by or on behalf of the Reporting Persons (as defined below), as previously amended (the “Schedule 13D”), by supplementing such Items with the information below.

The names of the persons filing this Amendment (collectively, the “Reporting Persons”) are:  The D3 Family Fund, L.P. (the “Family Fund”), The D3 Family Bulldog Fund, L.P. (the “Bulldog Fund”), The D3 Family Canadian Fund, L.P. (the “Canadian Fund”), The DIII Offshore Fund, L.P. (the “Offshore Fund”), Nierenberg Investment Management Company, Inc. (“NIMCO”), Nierenberg Investment Management Offshore, Inc. (“NIMO”) and David Nierenberg (“Mr. Nierenberg”).

tem 5.  Interest in Securities of the Issuer.

(a)           The Reporting Persons, in the aggregate, beneficially own 3,106,261 shares of Common Stock, constituting approximately 4.8% of the outstanding shares.

(b)           The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 487,490 shares of Common Stock held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,949,620 shares of Common Stock held by the Bulldog Fund.

The Canadian Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 211,310 shares of Common Stock held by the Canadian Fund.

The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 457,841 shares of Common Stock held by the Offshore Fund.

(c)           During the past sixty (60) days, the following sales of Shares were made by the Reporting Persons named below in open market transactions:

Fund	Trade Date	Shares Sold	Price
The D3 Family Fund, LP	03/09/2010	402	8.80
The D3 Family Bulldog Fund, LP	03/09/2010	1,500	8.80
The D3 Family Fund, LP	03/10/2010	10,830	8.83
The D3 Family Bulldog Fund, LP	03/10/2010	44,730	8.83
The D3 Family Canadian Fund, LP	03/10/2010	4,515	8.83
The DIII Offshore Fund, LP	03/10/2010	7,125	8.83
The D3 Family Fund, LP	03/11/2010	7,262	8.83
The D3 Family Bulldog Fund, LP	03/11/2010	28,110	8.83
The D3 Family Canadian Fund, LP	03/11/2010	3,260	8.83
The DIII Offshore Fund, LP	03/11/2010	5,920	8.83
The D3 Family Fund, LP	03/12/2010	706	8.85
The D3 Family Bulldog Fund, LP	03/12/2010	3,160	8.85
The D3 Family Canadian Fund, LP	03/12/2010	400	8.85
The DIII Offshore Fund, LP	03/12/2010	855	8.85
The D3 Family Bulldog Fund, LP	03/15/2010	194	8.85
The D3 Family Fund, LP	03/16/2010	410	8.70
The D3 Family Bulldog Fund, LP	03/16/2010	1,410	8.70
The D3 Family Canadian Fund, LP	03/16/2010	155	8.70
The DIII Offshore Fund, LP	03/16/2010	225	8.70
The D3 Family Fund, LP	03/17/2010	12,375	8.70
The D3 Family Bulldog Fund, LP	03/17/2010	49,785	8.70
The D3 Family Canadian Fund, LP	03/17/2010	5,440	8.70
The DIII Offshore Fund, LP	03/17/2010	11,700	8.70
The D3 Family Fund, LP	03/18/2010	9,120	8.68
The D3 Family Bulldog Fund, LP	03/18/2010	35,646	8.68
The D3 Family Canadian Fund, LP	03/18/2010	4,165	8.68
The DIII Offshore Fund, LP	03/18/2010	7,582	8.68
The D3 Family Canadian Fund, LP	03/19/2010	600	8.60
The D3 Family Fund, LP	03/22/2010	5,130	8.57
The D3 Family Bulldog Fund, LP	03/22/2010	24,910	8.57
The D3 Family Canadian Fund, LP	03/22/2010	3,280	8.57
The DIII Offshore Fund, LP	03/22/2010	3,831	8.57
The D3 Family Fund, LP	03/23/2010	23,915	8.80
The D3 Family Bulldog Fund, LP	03/23/2010	95,465	8.80
The D3 Family Canadian Fund, LP	03/23/2010	10,545	8.80
The DIII Offshore Fund, LP	03/23/2010	22,297	8.80
The D3 Family Fund, LP	03/24/2010	10,460	8.96
The D3 Family Bulldog Fund, LP	03/24/2010	42,060	8.96
The D3 Family Canadian Fund, LP	03/24/2010	4,554	8.96
The DIII Offshore Fund, LP	03/24/2010	9,945	8.96
The D3 Family Fund, LP	03/25/2010	11,390	9.01
The D3 Family Bulldog Fund, LP	03/25/2010	45,000	9.01
The D3 Family Canadian Fund, LP	03/25/2010	4,350	9.01
The DIII Offshore Fund, LP	03/25/2010	12,126	9.01
The D3 Family Bulldog Fund, LP	03/26/2010	200	8.96
The D3 Family Fund, LP	04/01/2010	500	8.82
The D3 Family Bulldog Fund, LP	04/01/2010	1,400	8.82
The DIII Offshore Fund, LP	04/01/2010	1,000	8.82
The D3 Family Fund, LP	04/05/2010	15,260	8.85
The D3 Family Bulldog Fund, LP	04/05/2010	72,380	8.85
The D3 Family Canadian Fund, LP	04/05/2010	8,726	8.85
The DIII Offshore Fund, LP	04/05/2010	18,103	8.85

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

The D3 Family Fund, L.P., The D3 Family Bulldog Fund, and The D3 Family Canadian Fund, L.P.

	By:	Nierenberg Investment Management Company, Inc.

	Its:	General Partner

April 07, 2010	By:	/s/ David Nierenberg
David Nierenberg, President

The DIII Offshore Fund, L.P.

	By:	Nierenberg Investment Management Offshore, Inc.

	Its:	General Partner

April 07, 2010	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management Company, Inc.

April 07, 2010	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management
Offshore, Inc.

April 07, 2010	By:	/s/ David Nierenberg
David Nierenberg, President

April 07, 2010		/s/ David Nierenberg
David Nierenberg